Exhibit 99.1

AMARIN ANNOUNCES COMPLETION OF COMPREHENSIVE DATA
ANALYSIS FROM PHASE III HUNTINGTON’S DISEASE PROGRAM

LONDON, United Kingdom, November 19, 2007, Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or “Company”) today announced that management has met with the U.S. Food and Drug Administration (FDA) following the completion of a comprehensive data review from its large-scale Phase III studies of Miraxion to treat Huntington’s disease (HD). The FDA indicated that one additional Phase III trial demonstrating robust results, in conjunction with the confirmatory evidence from the existing clinical data, may be sufficient clinical data to support a New Drug Application.

Rick Stewart, Chief Executive Officer of Amarin, commented “We are pleased with the results of the comprehensive clinical data review and are encouraged by the outcome of our recent dialogue with the FDA. We are now in discussions with the Huntington Study Group to determine the optimal design of such a single Phase III trial.  We are also considering whether Amarin will conduct this study itself or seek a collaborative partner with which to advance Miraxion in Huntington’s disease.”

Since the most recent update on Miraxion to treat HD on August 1, 2007, the Company has continued a comprehensive analysis of all clinical data with its advisors. This additional analysis supports the preliminary findings, suggesting a clinical benefit from a longer treatment period for Miraxion.

Positive 12-month results from U.S. Phase III Trial (TREND-HD)
The TREND-HD trial, conducted by the Huntington Study Group in the U.S. and Canada in 316 patients, was a 6-month, double-blind placebo controlled study followed by a further 6-month extension period where all patients received 2 grams per day of Miraxion. The primary endpoint was the 6-month change in TMS-4, a scale that measures motor symptoms.  As previously announced on April 24, 2007, at the 6-month time point, there was no statistically significant difference in efficacy between the Miraxion group and the placebo group.

Analysis of the 12-month data showed a statistically significant difference in TMS-4 between the long term Miraxion group (12-months treatment) and those patients who had switched to Miraxion at 6-months. Treatment codes were not broken at the switching point so investigators and patients remained blinded to receipt of Miraxion or placebo in the initial 6-month period. These results suggest that there is benefit from a longer treatment period with Miraxion and are consistent with the 24-month open-label data from the earlier 135-patient trial completed in 2003.

Positive Additional Analysis
A longitudinal analysis, which is a widely accepted and validated alternative statistical methodology, was applied to all available clinical data as part of the comprehensive review.

TREND-HD Trial Outcome
The longitudinal methodology was applied to both the 3 and 6-month combined results as well as the 3, 6, 9 and 12-month combined results.  A statistically significant difference between the Miraxion and placebo groups was identified in each of the 3-6 month and the 3, 6, 9 and 12-month analyses.

Earlier 135 patient Trial Outcome
In the earlier 135-patient study, the longitudinal analysis showed a statistically significant difference between Miraxion and placebo in the per protocol patient groups and, additionally, a greater degree of statistical significance in the intent to treat genetic sub-group of patients with a CAG< 44 than in the previous analysis.

Analysis was also conducted on the 24-month open label data from the 135-patient trial, in which patients initially randomized to treatment with placebo had been switched to Miraxion and treated for 12 months.  After switching to Miraxion, these patients demonstrated an effect of similar magnitude to patients randomized to treatment with Miraxion at baseline.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes Miraxion for Huntington’s disease, two programs in Parkinson’s disease, one in epilepsy and one in memory and cognition.  Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease.  Amarin also has a proprietary lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain that can be leveraged in a wide range of disease applications for its own product pipeline or with potential partners.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442

Rick Stewart	Chief Executive Officer

Alan Cooke	President and Chief Financial Officer

investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Anne Marie Fields
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Sarah Daly

Disclosure Notice:

The information contained in this document is as of November 19, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not be able to achieve compliance with the Nasdaq minimum bid price and/or other continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

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